Exhibit 99.3

Principal: Benson S.F, Li 李緒峰律師	B.Se.LLB.LLM. MBA 2290 6868	李 緒峰律 師行 BENSON LI & CO.	Unit 3708, 37t Floor, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong 香港中環干诺道中 168-200 號 信德中心西座 37 樓 3708 室

		SOLICITORS	Tel/電話:(852)2544 9833 Fax/博真:(852)2542 2555
Agents for Trade Marks & Patents

Your Ref:	Direct Line: 2544 9833

Our Ref: BL/334469/2024	Date: 14 August 2025

To:	Texxon Holding Limited

703, Block A, 1799 Wuzhong Road

Minhang District, Shanghai, China, 200335

Dear Sirs

Legal Opinion

re:	Texxon Holding Limited
Hong Kong Legal Opinion regarding certain Hong Kong matters

We as lawyers qualified to practice in Hong Kong Special Administrative Region (“Hong Kong” ) of People’s Republic of China (“PRC”).

We are acting as Hong Kong legal counsel to Texxon Holding Limited (the “Company”), a company incorporated under the laws of Cayman Islands, in connection with the initial public offering (“Offering”) of the Company in the United States pursuant to the Company’s registration statement on Form F-1, including all amendments or supplements thereto (the “Registration Statement”) filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Act of 1933, as amended, and (b) the proposed listing and trading of the Company’s ordinary shares on the Nasdaq Stock Market LLC (“Nasdaq”).

This opinion is confined to and given on the basis of the laws of Hong Kong as currently applied by the Courts of Hong Kong as at the date hereof. We have not investigated nor are we qualified in and do not express or imply any opinion on the laws of any other jurisdiction.

Documents Examined

For the purposes of this opinion, we have examined original or copies certified or otherwise identified to our satisfaction of the following:-

a)	The Certificate of Incorporation of Texxon Hong Kong Limited (the “HK Subsidiary”);

b)	Business Registration Certificate of the HK Subsidiary;

c)	The Articles of Association of the HK Subsidiary;

BENSON LI & CO.

SOLICITORS

d)	Annual Return of the HK Subsidiary dated 28 January 2025;

e)	Letter of confirmation from the HK Subsidiary’s director dated 8 August 2025 (attached in Appendix 1).

f)	Such other documents, corporate records and instruments as we have deemed necessary for the purposes of this opinion.

Assumptions

In giving this opinion, we have assumed the following:

a)	All copies of the documents are true and correct copies and conforms in every material respect to the latest version of the same;

b)	All matters required by law to the recorded in the corporate documents are so recorded, and all corporate minutes, resolutions, certificates, documents and records which we have reviewed are accurate and complete, and all facts expressed in or implied thereby are accurate and complete.

Our opinion

Based upon and subject to the foregoing, we are of the opinion that:

1: Enforceability of civil liabilities in Hong Kong's Enterprise Tax Law.

In Hong Kong, there are no VAT or consumption tax. Hong Kong does not levy tax on capital gains on sales of a company or business. There are also no withholding taxes levied on dividends and interest. The main tax applicable to companies registered in Hong Kong is corporate income tax, commonly known as profit tax.

Hong Kong operates a “territorial tax” system, established under the Inland Revenue Ordinance. A Hong Kong company is only required to pay tax on profits arising from its Hong Kong operations.

Hong Kong's territorial tax system is that companies are not taxed on profits generated outside of Hong Kong. Companies incorporated in Hong Kong but with no business and paying no tax there are commonly known as “offshore companies”. Whether a company makes a profit out of a Hong Kong business is at the appreciation of the Inland Revenue Department and ultimately the courts. Generally speaking, a company is eligible for the offshore status and profit tax exemption if:

(i) it has no customers or suppliers in Hong Kong;

(ii) it does not sell products or services in Hong Kong;

(iii) the products do not transit through Hong Kong;

(iv) it is not managed from Hong Kong;

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SOLICITORS

Hong Kong's corporate tax system is usually described as a “flat tax”. This is because the profits tax rate has been fixed rather than progressive as in many other jurisdictions. Hong Kong traditionally applied a single-tier tax system, whereby limited liability companies and unincorporated businesses were taxed on their profits at a normal profits tax rate of 16.5% and 15%, respectively.

Since 2018, the two-tier system effectively introduces a concessionary profits tax rate. It is a reduced tax rate of 8.25% (50% of the 16.5% tax rate) for the first HKD 2 million profits generated by companies having business in Hong Kong.

In summary, companies having business in Hong Kong are now subject to the following profits tax rates under the two-tier tax system:

(i)	Incorporated businesses such as limited liability companies are subject to 8.25% concessionary tax rate on their first HKD 2 million of profit. All subsequent profits are subject to profits tax at the rate of 16.5%;

(ii)	Unincorporated businesses (such as sole proprietorship) are taxed at 7.25% for profits up to HKD 2 million. Additional profits are subject to tax at a rate of 15%.

We are instructed that the HK Subsidiary does not carry on any business activities in Hong Kong. Therefore, the HK Subsidiary is not liable to pay any profit tax in Hong Kong.

2. Data security law.

In Hong Kong, it is mainly governed by the Personal Data (Privacy) Ordinance (Cap.486) (“the Ordinance”). Data Protection Principle (“DPP”) 4(1) of Schedule 1 to the Personal Data (Privacy) Ordinance (Cap. 486) requires a data user to take all practicable steps to ensure that any personal data held by the data user is protected against unauthorised or accidental access, processing, erasure, loss or use, having particular regard to:

(a) the kind of data and the harm that could result if any of those things should occur;

(b) the physical location where the data is stored;

(c) any security measures incorporated (whether by automated means or otherwise) into any equipment in which the data is stored;

(d) any measures taken for ensuring the integrity, prudence, and competence of persons having access to the data; and

(e) any measures taken for ensuring the secure transmission of the data.

A data user, being the person who either alone or jointly or in common with other persons, controls the collection, holding, processing, or use of personal data, is therefore under a positive duty to safeguard the security of personal data by taking all reasonably practicable steps.

We are instructed that the HK Subsidiary has no operation and does not carry on any business activities in Hong Kong, and has not received any personal data, confidential information as well as other information and data requiring security measure since its incorporation.

BENSON LI & CO.

SOLICITORS

Therefore we are of the opinion that the laws regarding protection of data as mentioned above are not applicable to the HK Subsidiary.

3. Anti-monopoly law.

(a) Main rules

The main source of competition law in Hong Kong is the Competition Ordinance (Cap 619). The Competition Ordinance provides for three main prohibitions:

(i) A prohibition on restrictive agreements and concerted practices;

(ii) A prohibition on the abuse of a substantial degree of market power; and

(iii) A prohibition on mergers and acquisitions that substantially lessen competition in Hong Kong (limited to the telecommunications sector).

Restrictive agreements and concerted practices. The First Conduct Rule of the Competition Ordinance prohibits an undertaking (this includes any entity, including natural persons, engaged in economic activity) from making or giving effect to an agreement, engaging in a concerted practice, or as a member of an association of undertakings, making or giving effect to a decision of the association, if the object or effect of the agreement, concerted practice or decision is to prevent, restrict or distort competition in Hong Kong. The prohibition in the Ordinance does not make a distinction between “horizontal” restrictive arrangements (that means, between competitors) and “vertical” restrictive arrangements (that means, between a supplier and a customer or a supplier and a distributor). However, the Ordinance lists as “serious anticompetitive conduct” price fixing, market sharing, output restriction and bid- rigging, each of which typically involve horizontal arrangements between competitors. This stricter approach towards horizontal restrictive arrangements is also reflected in the Competition Commission’s Guideline on the First conduct rule, whose main focus is on horizontal arrangements, with the law as interpreted by the Commission being less strict regarding vertical restrictions, except for conduct amounting to resale price maintenance (which involves the supplier fixing, maintaining or controlling the resale price of its products).

Abuses of market power. The Second Conduct Rule of the Competition Ordinance prohibits an undertaking that has a substantial degree of market power in a market from abusing that power by engaging in conduct that has as its object or effect the prevention, restriction or distortion of competition in Hong Kong (such as predatory pricing, tying, bundling, refusal to deal, margin squeeze practices and exclusive dealing). The Competition Commission’s interpretation reflected in its Guideline on the Second conduct rule shows that it is mainly concerned with exclusionary conduct (i.e. foreclosure of competitors), with no discussion in the Commission’s guideline of exploitative abuses (i.e. exploiting one’s market power to increase profits). It is also noteworthy that contrary to the approach adopted in some other jurisdictions, neither the Ordinance nor the Commission’s guidance refers to a market share threshold that may be indicative of a substantial degree of market power.

Abusive practices that would otherwise be prohibited under the Second Conduct Rule may benefit from a series of exceptions, including where they are adopted to comply with legal requirements or where they are necessary for the performance of a service of general economic interest. Mergers and acquisitions in the telecommunications sector. The Merger Rule of the Competition Ordinance prohibits mergers and acquisitions that have, or are likely to have, the effect of substantially lessening competition in Hong Kong. The Merger Rule only applies to mergers involving telecommunications carrier licensees.

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SOLICITORS

(b) Sanctions

The competition law regime in Hong Kong adopts a judicial enforcement model, where sanctions and remedies can only be imposed by the Competition Tribunal. The Tribunal may impose a wide range of sanctions on undertakings (including individuals) found to have contravened the First or Second Conduct Rule or for their involvement in such contraventions. These include pecuniary penalties of up to 10 per cent of the total turnover obtained in Hong Kong for each year of infringement, up to a maximum of three years. Disqualification orders can also be imposed on directors for a period of up to five years.

(c) Extraterritorial effect

The Competition Ordinance has extraterritorial reach in that it applies to activities conducted outside Hong Kong if they have the object or effect of preventing, restricting or distorting competition in Hong Kong.

Enforcement regime

(a) Public and private enforcement

Under the Competition Ordinance, the Competition Commission and the Communications Authority have the power to investigate. Adjudicative powers are conferred on the courts, principally the Competition Tribunal.

The Competition Commission

It is the principal competition authority responsible for enforcing the Competition Ordinance through enforcement proceedings before the Competition Tribunal. It comprises five to 16 members appointed by the Chief Executive in Council. The Commission has the power to investigate, as well as powers to issue block exemption orders and decisions confirming individual exemption or exclusion status, issue implementation guidelines, and accept commitments and issue infringement notices.

The Communications Authority

It is the competition authority responsible for enforcing the Competition Ordinance in the telecommunications and broadcasting sectors. It has the same powers as the Commission under the Ordinance.

The Competition Tribunal

It is a specialised court within the Court of First Instance with the power to impose sanctions and order redress in cases brought before it by the Commission or the Communications Authority. The Tribunal also hears appeals against both competition authorities’ decisions and hears follow-on private damages actions concerning contraventions of the conduct rules.

BENSON LI & CO.

SOLICITORS

In Hong Kong, private litigants can only bring “follow-on” actions for damages suffered as a result of conduct in breach of the Competition Ordinance after the conduct has been ruled as a contravention of the competition rules by the Competition Tribunal.

We are instructed that the HK Subsidiary has no business operation since its incorporation. Therefore, we are of the opinion that the Competition Ordinance is not applicable to the HK Subsidiary.

4: Foreign exchange control in Hong Kong.

In accordance with Article 112 of the Basic Law of Hong Kong, there is no foreign exchange control in Hong Kong. Further, Hong Kong Government shall safeguard the free flow of capital within, into and out of Hong Kong. As such, we are of the opinion that there are no restrictions imposed by Hong Kong Government on the transfer of capital within, into and out of Hong Kong (including funds from Hong Kong to the PRC).

5. Business operation of the HK Subsidiary and requirement of Government regulations

As confirmed by the director of the HK Subsidiary, the HK Subsidiary is a holding company with no business operations since its incorporation, neither the HK Subsidiary is currently required to obtain regulatory approval from the Hong Kong government for the overseas listing plan of the Company in the U.S., nor is the HK Subsidiary required to obtain any specific license or permission for its incorporation and activities in Hong Kong, other than a general business registration certificate, which is current as of the date of this prospectus.

The statements in the Registration Statement on Form F-1 under the prospectus cover page and the captions “Prospectus Summary”, “Risk Factors”, and “Corporate History and Structure” to the extent that they describe or summarize Hong Kong legal or regulatory matters fairly present or fairly summarize in all material respects the Hong Kong legal matters referred to therein; and such statements do not contain an untrue statement of a material fact, and do not omit to state any material fact necessary to make the statements, in light of the circumstances under which they were made, not misleading.

We hereby consent to the use of this opinion in, and the filing hereof as an exhibit to, the Registration Statement, and to the use of our firm’s name in the Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the regulations promulgated thereunder.

Yours faithfully,

/s/ Benson Li & Co. Solicitors
Benson Li & Co. Solicitors